Exhibit 12.1

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Year Ended December 31,
	2005		2006		2007		2008		2009
Earnings
Pre-tax income *	$52,430		$74,910		$55,552		$103,603		$62,452
Fixed charges	14,351		19,783		19,766		26,850		27,368
Total earnings	$66,781		$94,693		$75,318		$130,453		$89,820
Fixed Charges
Interest expense	$14,053		$19,151		$18,896		$25,346		$24,878
Rental interest factor	298		632		870		1,504		2,490
Total fixed charges	$14,351		$19,783		$19,766		$26,850		$27,368
Ratio of earnings to fixed charges	4.7	x	4.8	x	3.8	x	4.9	x	3.3	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also interest.